COMBINED FINANCIAL STATEMENTS
(Unaudited)

GA BUSINESS
(A business of Mawson Infrastructure Group Inc)
As of and for the Period Ended June 30, 2022

GA Business
(A business of Mawson Infrastructure Group, Inc.)

COMBINED FINANCIAL STATEMENTS
(Unaudited)

AS OF JUNE 30, 2022

U.S. DOLLARS

INDEX

GA Business
(A Business of Mawson Infrastructure Group, Inc.)
COMBINED BALANCE SHEET (Unaudited)

		As of June 30, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$	822,432
Prepaid expenses		5,009
Trade and other receivables		444,397
Total current assets		**1,271,838**
Property and equipment, net		24,962,141
Security deposits		3,018,404
Operating lease right-of-use asset		1,005,969
Total assets		**30,258,352**
LIABILITIES AND MAWSON NET INVESTMENT		
Current liabilities:		
Trade and other payables	$	14,481,885
Current portion of operating lease liability		222,613
Total current liabilities		**14,704,498**
Operating lease liability, net of current portion		806,880
Long-term borrowings		14,027
Total liabilities		**15,525,405**
Commitments and Contingencies (note 11)		
Total Mawson Net Investment		14,732,947
Total liabilities and Mawson Net Investment and non-controlling interest	$	**30,258,352**

The accompanying notes are an integral part of the combined Financial Statements.


GA Business
(A Business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF OPERATIONS (Unaudited)


	For the 6 Months Ended June 30, 2022
Revenues:	
Cryptocurrency mining revenue	14,798,307
Hosting Co-Location revenue	14,049,982
Other revenue	-
Total revenues	**28,848,289**
Operating expenses:	
Cost of revenues (excluding depreciation)	19,110,690
Selling, general and administrative	5,941,719
Share based payments	199,027
Depreciation and amortization	2,989,475
Total operating expenses	**28,240,911**
Profit before income taxes	**607,378**
Income tax expenses	-
Net income and comprehensive income	**607,378**
Net income attributed to GA Business	**607,378**


The accompanying notes are an integral part of the combined Financial Statements.


GA Business
(A business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF CHANGES IN NET INVESTMENT (Unaudited)

		Total Mawson Net Investment
Balance as of December 31, 2021	$	**30,788,678**
Net income and comprehensive income		607,378
Net transfer from Mawson		(16,663,109)
Balance as of June 30, 2022	$	**14,732,947**

The accompanying notes are an integral part of the combined Financial Statements.


GA Business
(A business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF CASHFLOWS
(Unaudited)


		For the 6 Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	607,378
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,989,475
Change in assets and Liabilities:		
Trade and other receivables		(259,383)
Prepayments		5,991
Security Deposits		(2,042,848)
Trade and other payables		12,431,554
Net cash provided by operating activities		**13,732,167**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		6,593,536
Net cash used in investing activities		**6,593,536**
CASH FLOWS FROM FINANCING ACTIVITIES		
Parent financing		(20,073,937)
Net cash provided by financing activities		**(20,073,937)**
Net increase in cash and cash equivalents		251,766
Cash and cash equivalents at beginning of period		570,666
Cash and cash equivalents at end of period	$	**822,432**


The accompanying notes are an integral part of the combined Financial Statements.


GA Business
(A Business of Mawson Infrastructure Group, Inc.)
NOTES TO COMBINED FINANCIAL STATEMENT (Unaudited)

NOTE 1:   GENERAL

On September 9, 2022 Mawson Infrastructure Group Inc. ("Mawson") announced the sale of its Sandersville, Georgia Bitcoin Mining Facility including 6,468 ASIC Bitcoin Miners ("Business") to CleanSpark, Inc. for up to $42.5 Million (together, the "GA Sale"). The Business is a co-location hosting business and bitcoin mining operation, with capacity to operate Application Specific Integrated Circuit ("ASIC") servers in its modular data centers ("MDCs") based in Georgia, in the United States

The Business has operated since August 1, 2020 in a single location and manages its operations as a single segment for the purposes of assessing performance and making operational decisions.

The business offers the following primary products and services to customers:

1. **Co-location hosting services**: which includes the hosting of ASIC Servers for both related parties and third parties as a fee for service.
2.
3. **Bitcoin mining services**: which includes the proprietary mining of Bitcoin with ASIC servers for and on behalf of the Parent in a related party transaction.

The Separation of the GA Business

On September 9, 2022, the Parent announced the sale of the Business to CleanSpark, Inc., pursuant to an asset sale agreement dated September 8, 2022 (the "GA Sale"). As a result of the GA Sale, separate financial accounts are prepared to identify the activities of the Business. These accounts are prepared on the basis of the scope of assets and operations to be disposed of by Mawson in the GA Sale, which has not occurred yet.

Impact of the COVID-19 Pandemic.

The COVID-19 global pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. The Company relies on equipment supplied by third parties which, like many manufacturing businesses globally, are at risk of supply chain issues. We currently do not expect any material impact on our long-term development, operations, or liquidity due to the COVID-19 pandemic. However, we are actively monitoring this situation and the possible effects on our financial condition, liquidity, operations, suppliers, and industry.

Going Concern

The Parent Company reports conditions which raise substantial doubt about the Company's ability to continue as a going concern. Management's plan to alleviate the substantial doubt regarding the Company's ability to continue as a going concern and meet it's obligations for at least one year from the date of approval of the consolidated financial statements include, raising new capital, improving profitability and generating sufficient cash flow from operations.

NOTE 2:   BASIS OF PREPARATION

The Business has historically operated as a part of Mawson's business prior to the GA Sale; consequently, stand-alone financial statements have not historically been prepared for the Business. The accompanying Combined Financial Statements have been derived from the Parent's consolidated financial statements and historical accounting records and are presented on a stand-alone basis as if the Business' operations had been conducted independently from the Parent. These Combined Financial Statements have been prepared on a "carve-out basis" pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect Mawson's net investment in the Business.

The Combined Statement of Operations includes all revenue directly attributable to the Business including services performed by the Business to Mawson or its related parties, see Note 3b – Revenue Recognition and Note 10 – Related Party Transactions for further information.

The Combined Statement of Operations include all costs directly attributable to the Business, including costs for facilities, direct staff and any related services used by the Business. Costs for certain functions and services performed by other Mawson centralized organizations are directly charged to the business, based on specific identification when possible, or reasonable allocation methods, such as usage or other specific allocation methods where appropriate.

All charges and allocations are deemed to be cash settled by the Business to Mawson for the period in which the cost was recorded in the Combined Statement of Operations.

The Combined Statement of Operations includes an allocation of $2,989,475 of depreciation and amortization of Mawson's property, plant, and equipment attributable to the earning of these revenues.

Mawson uses a centralized approach to cash management and financing its operations. Accordingly, none of the cash, third-party debt or related interest expense of Mawson have been allocated to the Business in the Combined Financial Statements because the Business was not the legal owner or obligor of such cash or debt, respectively. Cash and cash equivalents in the combined balance sheet represents cash and cash equivalents held by or amounts otherwise attributable to the Business.

Transactions between Mawson and the Business are deemed to have been settled immediately through Mawson Net Investment. Other transactions, which have historically been cash-settled, are reflected in the Combined Balance Sheets within Trade and other receivables and Trade and other payables. The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to Parent within financing activities and in the Combined Balance Sheets as Mawson Net Investment.

All intracompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.

All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, stand-alone entity during the year presented. Actual costs that may have been incurred if the Business had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Business may perform these functions using its own resources or outsourced services.

These Combined Carve-out Financial Statements have been prepared for the purposes of meeting the requirements of Rule 3-05 of Regulation S-X of the United States Securities and Exchange Commission, which does not require the presentation of comparative information for acquisitions below a certain significance level to the acquirer. Consequently, no comparative information is presented.

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

a.   Use of estimates in preparation of Financial Statements:

The preparation of the combined financial statements in conformity with U.S. GAAP requires the Business to make estimates, judgments and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. The Business evaluates its assumptions on an ongoing basis. The Business' management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the combined financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. The Business has considered the following to be significant estimates made by management: going concern assumptions, estimating the useful lives of fixed assets, realization of long-lived assets, unrealized tax positions, and carve-out allocation methodologies.

b.   Revenue recognition:

The Business recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Five steps are required to be followed in evaluating revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

While the Business operates entirely in the United States, substantially all of its revenue is derived from services performed on behalf of its Parent which is incorporated in Australia. See Note 10 – Related Party Transactions for a description of the services performed.

The accounting policies for recognition by type of revenue are as follows.

Cryptocurrency mining revenue

There is currently no specific definitive guidance in U.S. GAAP or alternative accounting frameworks for the accounting of managing digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for such operations.

The Business' Parent has entered into a contract with various mining pools and has undertaken the performance obligation of providing computing power in exchange for non-cash consideration in the form of cryptocurrency. The Business has entered into service agreements with its Parent whereby the Business provides computing power which is the only performance obligation in the Parent's contract with its pool operators. In certain pools the amount of reward for computing power depends on the pool's success in mining blocks. In other pools, the amount of reward includes no such contingency, although the fees payable to such pools are typically higher as a result. Where the consideration received by the Parent is variable (for example, due to payment only being made upon successful mining), it is recognized when it is highly probable that the variability is resolved, which is generally when the cryptocurrency is received.

The Business measures the non-cash consideration received by the Parent as a result of its provision of computing power at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on the crypto exchanges that the Business uses to dispose of cryptocurrency on the day it was received. The allocation of cryptocurrency mining revenue earned by the Parent and directly attributable to the Business is a critical judgement – refer to Note 10 – Related Party Transactions for further information on the allocation methodology.

Hosting Co-location revenue

The Business provides power for our co-location hosting customers on a variable basis which is received monthly from the customer based on the power usage at the rate outlined in each customer contract.

We recognize variable power revenue each month as the uncertainty related to the consideration is resolved, power is provided to our customers, and our customers utilize the power (the customer simultaneously receives and consumes the benefits of the Business' performance).

The customer contracts contain performance obligations, variable consideration in such contracts to be allocated to and recognized in the period to which the consideration relates. Usually this is when it is invoiced, rather than obtaining an estimation of variable consideration at the beginning of the customer contracts.

Customers also are invoiced a fixed monthly fee for maintenance services which include, cleaning, cabling and other services to maintain the customers' equipment.

The customer contracts contain Service Level Agreement clauses, which guarantee a certain percentage of time the power will be available to our customer. If the Business were to receive a penalty under these clauses, these are accounted for in accordance with ASC 606-10-32- 25, Consideration Payable to a Customer, which requires the payment be recognized as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.

Other revenues

Other revenues are recognized on the accrual basis when the Business is entitled to it.

c.   Cost of revenues:

Cost of revenue consists primarily of expenses that are directly related to providing the Business' service to its paying customers. These primarily consist of costs associated with operating our co-location facilities such as direct power costs, energy costs (including any carbon offset acquired during the year), freight costs and material costs related to cryptocurrency mining.

d.   Income taxes:

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles of ASC 740 and simplifies several other areas. ASU 2019-12 is effective for public business entities for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. For all other entities, it is effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. If an entity chooses to early adopt, it must adopt all changes as a result of the ASU. The transition provisions vary by amendment. One of the amendments within ASU 2019-12 specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This accounting policy election can be applied on an entity-by-entity basis even if the separate entities are included in the same consolidated income tax return. The Business has voluntarily adopted this amendment during the year ended December 31, 2021as the change is preferable because these Combined Statement of Operation reflect the GA business operation on a standalone basis and distinct from the consolidation operation, accordingly they are applied on a retrospective basis.

e. Functional currency:

The Business has a functional currency of United States dollar ("USD") with the exceptions of amounts allocated from Mawson Infrastructure Group Pty Ltd whose functional currency is the Australian dollar ("AUD"). The allocations from foreign entities to the Business have been translated into USD at current exchange rates for balance sheet items and at the average rate for income statement items. Translation adjustments are accumulated in other comprehensive loss. Revenue and expense accounts are converted at prevailing rates throughout the year. Gains or losses on foreign currency transactions and translation adjustments in highly inflationary economies are recorded in income in the period in which they are incurred.

f. Segment reporting:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision–making group in deciding how to allocate resources and in assessing performance. Our chief operating decision–making group is composed of the chief executive officer. We currently operate in one segment surrounding our cryptocurrency mining operation.

g. Cash and cash equivalents:

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, cash held with digital currency exchanges, and other short-term and highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. The cost includes any cost of replacing part of the property and equipment with the original cost of the replaced part being derecognized. All other repair and maintenance costs are recognized in profit or loss incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Property, plant and equipment transferred from suppliers is initially measured at the fair value at the date on which control is obtained.

The depreciable amount of all fixed assets is depreciated on a straight-line or declining balance basis based on the asset classification, over their useful lives to the economic entity commencing from the time the assets arrive at their destination where they are ready for use.

Depreciation is calculated over the estimated useful lives of the assets as follows:

Financial Asset class	Useful life	Depreciation Method
Fixtures and Fittings	5 years	Straight-Line
Plant and equipment	10 years	Straight-Line
Modular data center	5 years	Declining
Motor Vehicles	5 years	Straight-Line
Computer equipment	3 years	Straight-Line
Processing Machinery (Miners)	2 years	Declining
Transformers	15 years	Straight-Line

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Business changed its policy in relation to freight costs in relation to processing machines with effect from October 1, 2021. Prior to this date these costs were expensed to the statement of operations and profit and loss, and afterwards these costs are capitalized into processing machinery. This change resulted in an increase in processing machines in the balance sheet of $1.24 million at 30 June 2022, and an increase in the depreciation charge to the statement of operations and profit and loss of $0.08 million over the prior treatment.

The Business' long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the period ended June 30, 2022, no impairment losses have been identified.

i.   Share-based payments:

Certain employees of the Business participate in the share-based compensation plan sponsored by Mawson. Mawson's share-based compensation awards consist of stock options and restricted stock awards and units and are based on Mawson's common shares. As such, the awards to employees of the Business are reflected in net Mawson investment within the combined statements of equity at the time they are expensed. Compensation expense for all share-based payments granted are recognized based on the fair value of Mawson`s shares on the date of grant. Compensation expense is then recognized over the award's vesting period. The combined statements of operations also include an allocation of Mawson's corporate and shared employee stock-based compensation expenses. The total share-based compensation expense was $199,027 for the 6 months-ended June 30, 2022.

Mawson determines the grant date fair value of the options using the Black-Scholes option-pricing model. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and the expected forfeiture rate. Expected volatility computes stock price volatility over expected terms based on its historical common stock trading prices. Risk–free interest rates are calculated based on the implied yield available on U. S. 10-year bond.

j.   Leases:

The Business accounts for its leases under ASC 842, Leases. The Business determines if an arrangement is a lease at inception. Using ASC 842 leases are classified as operating or finance leases on the Balance Sheet as a right of use ("ROU") assets and lease liabilities within current liabilities and long-term liabilities on our combined balance sheet. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Business' lease does not provide an implicit rate and therefore the Business measured the ROU asset and lease obligation based upon the present value of future minimum lease payments. The Business' incremental borrowing rate is estimated based on risk-free discount rate for the lease, determined using a period comparable with that of the lease term and in a similar economic environment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. The Business does not record leases on the combined balance sheet with a term of one year or less. The Business does not separate lease and non-lease components but rather account for each separate component as a single lease component for all underlying classes of assets. Where leases contain escalation clauses, rent abatements, or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Business applies them in the determination of straight-line operating lease cost over the lease term.

k. Legal and other contingencies:

The Company accounts for its contingent liabilities in accordance with ASC 450 "Contingencies". A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of June 30, 2022, the Company is not a party to any litigation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

l. Parent Company Investment

Parent company investment in the combined balance sheets represents Parent's historical investment in the Business, the accumulated net earnings/(loss) after taxes and the net effect of the transactions with and allocations from Mawson. See the Basis of Presentation section above and Note 10 – Related Party Transactions for additional information.

m. Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of current expected credit losses (CECL) is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. ASU 2016-13 also eliminates the concept of "other-than-temporary" impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

In October 2020, the FASB issued Accounting Standards Update ("ASU") No. 2020-10, Codification Improvements. The guidance contains improvements to the Codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the Disclosure Section of the Codification. The guidance also contains Codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. The adoption did not have a material impact on the Business' combined financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, this was to increase transparency about assistance provided to businesses by a government, that has been accounted for by analogizing to a grant or contribution accounting model. ASU No. 2021-10 requires business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following as of June 30, 2022:

	Plant and equipment	Computer equipment	Assets under Construction	Processing Machines	Data Centre Equipment	Transformers and substation	Total
Cost as of December 31, 2021	961,465	157,705	495,485	26,188,416	2,143,836	1,187,896	31,134,803
Additions	1,848,652	148,746			7,531,537	825,503	10,354,438
Disposals				(4,689,634)			(4,689,634)
Accumulated depreciation	(130,943)	(65,777)	(420,737)	(8,957,499)	(2,205,666)	(56,844)	(11,837,466)
Closing balance as of June 30 2022	2,679,174	240,674	74,748	12,541,283	7,469,707	1,956,555	24,962,141

NOTE 5: SECURITY DEPOSITS

The Business' security deposits consist of amounts paid by the Business to location providers in any event of default. The security deposits are refundable to the Business when location provider services cease or are cancelled. Security deposits are included in non-current assets on the combined balance sheet as such amounts are not expected to be refunded for at least twelve months after the June 30, 2022, reporting period. As at June 30, 2022, the Business had $3,018,404 in refundable security deposits.

NOTE 6: LEASES

As of June 30, 2022, the Parent owns 100% of the equity of Luna Squares, LLC which owns 100% of the assets part of the GA Sale. Luna Squares leases a 16.35-acre lot in Georgia from the Development Authority of Washington County. The lease term was originally for 1 acre from May 1, 2020, until April 30, 2023. An amendment to the lease and exercise of option to lease four additional acres was signed and in effect from February 23, 2021. A further amendment to the lease and exercise of option to lease was signed and in effect from August 24, 2021. The Lease Amendment covers an additional 11.35 acres of the property, bringing the total to 16.35 acres under the lease. It also includes 5, 3-year extension options bringing the total lease period to run until 2038.

The Business' Operating lease costs recognized in the Combined Statement of Operations and Comprehensive Loss within Selling, General & Administrative Expense in the six months ended June30, 2022 were $148,695.

Operating Lease commitments are as follows.

Payable in the 12 months to June, 30:

2023	300,420
2024	280,531
2025	280,531
2026	280,531
2027	70,134
Total undiscounted lease obligations	1,212,147
Less imputed interest	(182,654)
Total present value of lease liabilities	1,029,493
Less current portion of lease liabilities	222,613
Non-current lease liabilities	806,880

		June 30
		2022
Operating cash flows from operating leases	$	150,285
Weighted-average remaining lease term – operating leases (years)		4.12
Weighted-average discount rate – operating leases (%)		7.93%

NOTE 7: TRADE AND OTHER PAYABLES

	June 30
	2022
Trade payables	5,048,447
Accrued expenses	4,031,446
Deposits - External	5,401,992
	14,481,885

NOTE 8: LONG-TERM BORROWINGS

Paycheck protection program ("PPP") loan

During 2020, the Business was granted a PPP loan in the amount of $14,000. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. In connection with the PPP loan, the Business issued a promissory note, in the principal amount of $14,000. The loan matures in 2022 and bears interest at a rate of 1.0% per annum, payable monthly which commenced May 21, 2021. The note may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, benefits, rent, utilities and interest on other debt obligations incurred prior to February 15, 2020. The Business used the entire amount for such qualifying expenses.

NOTE 9: COMMITMENTS AND CONTINGENCIES

All commitments are held by the parent entity until such a time assets are allocated to a subsidiary. As at December 31, 2021 there were no commitments relating to the Business.

NOTE 10: RELATED PARTY TRANSACTIONS

Historically the Business has been managed and operated in the ordinary course of business with other affiliates of Mawson, prior to and subsequent to the GA Sale. As a result of the GA Sale, certain transactions have been allocated to the Business for the purpose of these Combined Financial Statements and reflected herein.

Related Party Purchases and Sales

During the historical period presented, the Business provided computing power to Mawson and its affiliates, which generated rewards through Mawson's contract with its pool operators. These rewards are directly attributable to the Business and have been recognized in accordance with the Business' accounting policy along with any corresponding costs. Revenue earned by the Parent through computing power provided by the Business are specifically identifiable to the Business. Sales in the Combined Statement of Operations include sales related to Cryptocurrency mining revenue to Mawson and its affiliates of $13,674,860, for the period ended June 30, 2022. An allocation of $13,674,860 for cryptocurrency mining revenue and $8,903,940 for hosting co-location revenue earned by Mawson has been allocated to the Combined Statement of Operations based on the Business' proportion of computer processing power (i.e., 557.832 petahash generated) during the period-ended June 30, 2022, which represented 41.59% of Mawson Georgia site computer processing power (i.e., 1,341.255 petahash generated) during this period.

Allocated Centralized Costs

Mawson incurred significant corporate costs for services provided to the Business and other Mawson affiliates. As such, a portion of Mawson's total corporate expenses have been allocated to the Business for services from Mawson. These expenses include the cost of corporate functions and resources provided by or administered by Mawson including, but not limited to, executive management, finance, accounting, legal, human resources, sales expenses and the related benefit costs associated with such functions, such as stock-based compensation. The costs associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions.

Allocations are based on a number of utilization measures including terahash and proportionate usage. In the opinion of management of the Parent and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during 2021. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgement, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

The total of allocated service and general corporate expenses for the June 30, 2022 were $6,799,269, the components of this were; selling, general and administrative of $4,347,958 and depreciation and amortization expense $2,463,117; in the Combined Statements of Operations.

Net Transfers to and From Mawson

	June 30
	2022
General financing activities	(2,898,446)
Corporate allocations	(4,137,125)
Stock-based compensation expense	(199,027)
Property and equipment transferred from Parent	21,967,545
Total net transfers from Parent	**14,732,947**

NOTE 11:   SUBSEQUENT EVENTS

The Business evaluated other events and transactions occurring subsequent to June 30, 2022 through to September 24 2022 that the Combined Financial Statements were available to be issued and concluded, that there were no other subsequent events that required recognition or disclosure.

COMBINED FINANCIAL STATEMENTS

GA BUSINESS
(A business of Mawson Infrastructure Group Inc)
As of and for the Year Ended December 31, 2021

GA Business
(A business of Mawson Infrastructure Group, Inc.)

COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS

INDEX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mawson Infrastructure Group Inc.

We have audited the accompanying Combined Carve-out balance sheets of Mawson Infrastructure Group Inc's GA Business (the "Business") as of December 31, 2021 and the related Combined Carve-out statements of operations and comprehensive loss, of Parent net investment and of cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the "Fiscal 2021 Carve-out financial statements").

Opinions on the Financial Statements

In our opinion, the Fiscal 2021 Carve-Out financial statements referred to above present fairly, in all material respects, the financial position of the Business as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Change in Accounting Principles

As discussed in Note 2 to Fiscal 2021 Carve-Out financial statements, the Business changed the manner in which it accounts for property and equipment in 2021.

Basis for Opinion

These Fiscal 2021 Carve-Out financial statements and accompanying notes do not include comparative figures as explained in Note 2 of the financial statements, and are the responsibility of the Business' management. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined Carve-Out Financial Statements section of our report.

Auditor's Responsibilities for the Audit of the Combined Carve-Out Financial Statements

Our responsibility is to express an opinion on the Business's Fiscal 2021 Carve-Out financial statements based on our audits. The objective of audit is to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Business' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

/s/ LNP Audit and Assurance International Pty Ltd

Sydney, NSW, Australia

September 24, 2022

We have served as the Businesses auditor since 2022.

GA Business
(A Business of Mawson Infrastructure Group, Inc.)
COMBINED BALANCE SHEET

		As of December 31,
		2021
ASSETS		
Current assets:		
Cash and cash equivalents	$	570,666
Prepaid expenses		11,000
Trade and other receivables		185,013
Total current assets		**766,679**
Property and equipment, net		31,134,804
Security deposits		975,556
Operating lease right-of-use asset		1,105,987
Total assets	$	**33,983,026**
LIABILITIES AND MAWSON NET INVESTMENT		
Current liabilities:		
Trade and other payables	$	2,050,331
Current portion of operating lease liability		219,217
Total current liabilities		**2,269,548**
Operating lease liability, net of current portion		910,800
Long-term borrowings		14,000
Total liabilities		**3,194,348**
Commitments and Contingencies (note 11)		
Total Mawson Net Investment		30,788,678
Non-controlling interest		-
Total Mawson Net Investment and non-controlling interests		**30,788,678**
Total liabilities and Mawson Net Investment and non-controlling interest	$	**33,983,026**

The accompanying notes are an integral part of the combined Financial Statements.

GA Business
(A Business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF OPERATIONS

		For the Year Ended
		December 31, 2021
Revenues:		
Cryptocurrency mining revenue	$	15,681,260
Hosting Co-Location revenue		3,984,675
Other revenue		97,350
Total revenues		**19,763,285**
Operating expenses:		
Cost of revenues (excluding depreciation)		6,260,271
Selling, general and administrative		4,486,931
Share based payments		3,042,363
Depreciation and amortization		5,353,966
Loss on write-off of property, plant and equipment		328,720
Total operating expenses		**19,472,251**
Profit/(Loss) before income taxes		**291,034**
Income tax expenses		-
Net income and comprehensive income		**291,034**
Less: Net income attributed to non-controlling interests		118,970
Net income attributed to GA Business	$	**172,064**

The accompanying notes are an integral part of the combined Financial Statements.

GA Business
(A business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF CHANGES IN NET INVESTMENT

		Total Mawson Net Investment	Non-controlling interest	Total Mawson Net Investment and Non-controlling interest
Balance as of December 31, 2020	$	1,713,472	90,183	1,803,655
Net income and comprehensive income		172,064	118,970	291,034
Net transfer from Mawson		28,903,143		28,903,143
Purchase of remaining non-controlling interest in GA Business			(209,154)	(209,154)
Balance as of December 31, 2021	$	30,788,678	-	30,788,678

The accompanying notes are an integral part of the combined Financial Statements.


GA Business
(A business of Mawson Infrastructure Group, Inc.)
COMBINED STATEMENT OF CASH FLOWS


		For the Year Ended
		December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	291,034
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		5,353,966
Change in assets and Liabilities:		
Trade and other receivables		(185,013)
Prepayments		(11,000)
Security Deposits		(804,556)
Operating lease expense		256,221
Trade and other payables		1,891,544
Net cash provided by operating activities		6,792,196
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(34,811,937)
Net cash used in investing activities		(34,811,937)
CASH FLOWS FROM FINANCING ACTIVITIES		
Parent financing		28,464,355
Net cash provided by financing activities		28,464,355
Net increase in cash and cash equivalents		444,229
Cash and cash equivalents at beginning of period		126,437
Cash and cash equivalents at end of period	$	570,666


The accompanying notes are an integral part of the combined Financial Statements.


NOTE 1:   GENERAL

On September 9, 2022 Mawson Infrastructure Group Inc. ("Mawson") announced the sale of its Sandersville, Georgia Bitcoin Mining Facility including 6,468 ASIC Bitcoin Miners ("Business") to CleanSpark, Inc. for up to $42.5 Million (together, the "GA Sale"). The Business is a co-location hosting business and bitcoin mining operation, with capacity to operate Application Specific Integrated Circuit ("ASIC") servers in its modular data centers ("MDCs") based in Georgia, in the United States

The Business has operated since August 1, 2020 in a single location and manages its operations as a single segment for the purposes of assessing performance and making operational decisions.

The business offers the following primary products and services to customers:

1. **Co-location hosting services**: which includes the hosting of ASIC Servers for both related parties and third parties as a fee for service.

2. **Bitcoin mining services**: which includes the proprietary mining of Bitcoin with ASIC servers for and on behalf of the Parent in a related party transaction.

The Separation of the GA Business

On September 9, 2022, the Parent announced the sale of the Business to CleanSpark, Inc., pursuant to an asset sale agreement dated September 8, 2022 (the "GA Sale"). As a result of the GA Sale, separate financial accounts are prepared to identify the activities of the Business. These accounts are prepared on the basis of the scope of assets and operations to be disposed of by Mawson in the GA Sale, which has not occurred yet.

Impact of the COVID-19 Pandemic.

The COVID-19 global pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. The Company relies on equipment supplied by third parties which, like many manufacturing businesses globally, are at risk of supply chain issues. We currently do not expect any material impact on our long-term development, operations, or liquidity due to the COVID-19 pandemic. However, we are actively monitoring this situation and the possible effects on our financial condition, liquidity, operations, suppliers, and industry.

Going Concern

The Parent Company reports conditions which raise substantial doubt about the Company's ability to continue as a going concern. Management's plan to alleviate the substantial doubt regarding the Company's ability to continue as a going concern and meet it's obligations for at least one year from the date of approval of the consolidated financial statements include, raising new capital, improving profitability and generating sufficient cash flow from operations.

NOTE 2:   BASIS OF PREPARATION

The Business has historically operated as a part of Mawson's business prior to the GA Sale; consequently, stand-alone financial statements have not historically been prepared for the Business. The accompanying Combined Financial Statements have been derived from the Parent's consolidated financial statements and historical accounting records and are presented on a stand-alone basis as if the Business' operations had been conducted independently from the Parent. These Combined Financial Statements have been prepared on a "carve-out basis" pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect Mawson's net investment in the Business.

The Combined Statement of Operations includes all revenue directly attributable to the Business including services performed by the Business to Mawson or its related parties, see Note 3b – Revenue Recognition and Note 10 – Related Party Transactions for further information.

The Combined Statement of Operations include all costs directly attributable to the Business, including costs for facilities, direct staff and any related services used by the Business. Costs for certain functions and services performed by other Mawson centralized organizations are directly charged to the business, based on specific identification when possible, or reasonable allocation methods, such as usage or other specific allocation methods where appropriate.

All charges and allocations are deemed to be cash settled by the Business to Mawson for the period in which the cost was recorded in the Combined Statement of Operations.

The Combined Statement of Operations includes an allocation of $5,353,966 of depreciation and amortization of Mawson's property, plant, and equipment attributable to the earning of these revenues.
Mawson uses a centralized approach to cash management and financing its operations. Accordingly, none of the cash, third-party debt or related interest expense of Mawson have been allocated to the Business in the Combined Financial Statements because the Business was not the legal owner or obligor of such cash or debt, respectively. Cash and cash equivalents in the combined balance sheet represents cash and cash equivalents held by or amounts otherwise attributable to the Business.

Transactions between Mawson and the Business are deemed to have been settled immediately through Mawson Net Investment. Other transactions, which have historically been cash-settled, are reflected in the Combined Balance Sheets within Trade and other receivables and Trade and other payables. The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to Parent within financing activities and in the Combined Balance Sheets as Mawson Net Investment.

All intracompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.

All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, stand-alone entity during the year presented. Actual costs that may have been incurred if the Business had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Business may perform these functions using its own resources or outsourced services.
These Combined Carve-out Financial Statements have been prepared for the purposes of meeting the requirements of Rule 3-05 of Regulation S-X of the United States Securities and Exchange Commission, which does not require the presentation of comparative information for acquisitions below a certain significance level to the acquirer. Consequently, no comparative information is presented.

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

a.   Use of estimates in preparation of Financial Statements:

The preparation of the combined financial statements in conformity with U.S. GAAP requires the Business to make estimates, judgments and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. The Business evaluates its assumptions on an ongoing basis. The Business' management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the combined financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. The Business has considered the following to be significant estimates made by management: going concern assumptions, estimating the useful lives of fixed assets, realization of long-lived assets, unrealized tax positions, and carve-out allocation methodologies.

b.   Revenue recognition:

The Business recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Five steps are required to be followed in evaluating revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

While the Business operates entirely in the United States, substantially all of its revenue is derived from services performed on behalf of its Parent which is incorporated in Australia. See Note 10 – Related Party Transactions for a description of the services performed.

The accounting policies for recognition by type of revenue are as follows.

Cryptocurrency mining revenue

There is currently no specific definitive guidance in U.S. GAAP or alternative accounting frameworks for the accounting of managing digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for such operations.

The Business' Parent has entered into a contract with various mining pools and has undertaken the performance obligation of providing computing power in exchange for non-cash consideration in the form of cryptocurrency. The Business has entered into service agreements with its Parent whereby the Business provides computing power which is the only performance obligation in the Parent's contract with its pool operators. In certain pools the amount of reward for computing power depends on the pool's success in mining blocks. In other pools, the amount of reward includes no such contingency, although the fees payable to such pools are typically higher as a result. Where the consideration received by the Parent is variable (for example, due to payment only being made upon successful mining), it is recognized when it is highly probable that the variability is resolved, which is generally when the cryptocurrency is received.

The Business measures the non-cash consideration received by the Parent as a result of its provision of computing power at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on the crypto exchanges that the Business uses to dispose of cryptocurrency on the day it was received. The allocation of cryptocurrency mining revenue earned by the Parent and directly attributable to the Business is a critical judgement – refer to Note 10 – Related Party Transactions for further information on the allocation methodology.

Hosting Co-location revenue

The Business provides power for our co-location hosting customers on a variable basis which is received monthly from the customer based on the power usage at the rate outlined in each customer contract.

We recognize variable power revenue each month as the uncertainty related to the consideration is resolved, power is provided to our customers, and our customers utilize the power (the customer simultaneously receives and consumes the benefits of the Business' performance).

The customer contracts contain performance obligations, variable consideration in such contracts to be allocated to and recognized in the period to which the consideration relates. Usually this is when it is invoiced, rather than obtaining an estimation of variable consideration at the beginning of the customer contracts.

Customers also are invoiced a fixed monthly fee for maintenance services which include, cleaning, cabling and other services to maintain the customers' equipment.

The customer contracts contain Service Level Agreement clauses, which guarantee a certain percentage of time the power will be available to our customer. If the Business were to receive a penalty under these clauses, these are accounted for in accordance with ASC 606-10-32- 25, Consideration Payable to a Customer, which requires the payment be recognized as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.

Other revenues

Other revenues are recognized on the accrual basis when the Business is entitled to it.

c.   Cost of revenues:

Cost of revenue consists primarily of expenses that are directly related to providing the Business' service to its paying customers. These primarily consist of costs associated with operating our co-location facilities such as direct power costs, energy costs (including any carbon offset acquired during the year), freight costs and material costs related to cryptocurrency mining.

d.   Income taxes:

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles of ASC 740 and simplifies several other areas. ASU 2019-12 is effective for public business entities for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. For all other entities, it is effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. If an entity chooses to early adopt, it must adopt all changes as a result of the ASU. The transition provisions vary by amendment. One of the amendments within ASU 2019-12 specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This accounting policy election can be applied on an entity-by-entity basis even if the separate entities are included in the same consolidated income tax return. The Business has voluntarily adopted this amendment during the year ended December 31, 2021 as the change is preferable because these Combined Statement of Operation reflect the GA business operation on a standalone basis and distinct from the consolidation operation, accordingly they are applied on a retrospective basis.

e. Functional currency:

The Business has a functional currency of United States dollar ("USD") with the exceptions of amounts allocated from Mawson Infrastructure Group Pty Ltd whose functional currency is the Australian dollar ("AUD"). The allocations from foreign entities to the Business have been translated into USD at current exchange rates for balance sheet items and at the average rate for income statement items. Translation adjustments are accumulated in other comprehensive loss. Revenue and expense accounts are converted at prevailing rates throughout the year. Gains or losses on foreign currency transactions and translation adjustments in highly inflationary economies are recorded in income in the period in which they are incurred.

f. Segment reporting:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision–making group in deciding how to allocate resources and in assessing performance. Our chief operating decision–making group is composed of the chief executive officer. We currently operate in one segment surrounding our cryptocurrency mining operation.

g. Cash and cash equivalents:

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, cash held with digital currency exchanges, and other short-term and highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. The cost includes any cost of replacing part of the property and equipment with the original cost of the replaced part being derecognized. All other repair and maintenance costs are recognized in profit or loss incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Property, plant and equipment transferred from suppliers is initially measured at the fair value at the date on which control is obtained.

The depreciable amount of all fixed assets is depreciated on a straight-line or declining balance basis based on the asset classification, over their useful lives to the economic entity commencing from the time the assets arrive at their destination where they are ready for use.

Depreciation is calculated over the estimated useful lives of the assets as follows:

Financial Asset class	Useful life	Depreciation Method
Fixtures and Fittings	5 years	Straight-Line
Plant and equipment	10 years	Straight-Line
Modular data center	5 years	Declining
Motor Vehicles	5 years	Straight-Line
Computer equipment	3 years	Straight-Line
Processing Machinery (Miners)	2 years	Declining
Transformers	15 years	Straight-Line

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Business changed its policy in relation to freight costs in relation to processing machines with effect from October 1, 2021. Prior to this date these costs were expensed to the statement of operations and profit and loss, and afterwards these costs are capitalized into processing machinery. This change resulted in an increase in processing machines in the balance sheet of $1.08 million at 31 December 2021, and an increase in the depreciation charge to the statement of operations and profit and loss of $0.06 million over the prior treatment.

The Business' long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the year ended December 31, 2021, no impairment losses have been identified.

i. Share-based payments:

Certain employees of the Business participate in the share-based compensation plan sponsored by Mawson. Mawson's share-based compensation awards consist of stock options and restricted stock awards and units and are based on Mawson's common shares. As such, the awards to employees of the Business are reflected in net Mawson investment within the combined statements of equity at the time they are expensed. Compensation expense for all share-based payments granted are recognized based on the fair value of Mawson`s shares on the date of grant. Compensation expense is then recognized over the award's vesting period. The combined statements of operations also include an allocation of Mawson's corporate and shared employee stock-based compensation expenses. The total share-based compensation expense was $3,042,363 for the year-ended December 31, 2021.

Mawson determines the grant date fair value of the options using the Black-Scholes option-pricing model. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and the expected forfeiture rate. Expected volatility computes stock price volatility over expected terms based on its historical common stock trading prices. Risk–free interest rates are calculated based on the implied yield available on U. S. 10-year bond.

j. Leases:

The Business accounts for its leases under ASC 842, Leases. The Business determines if an arrangement is a lease at inception. Using ASC 842 leases are classified as operating or finance leases on the Balance Sheet as a right of use ("ROU") assets and lease liabilities within current liabilities and long-term liabilities on our combined balance sheet. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Business' lease does not provide an implicit rate and therefore the Business measured the ROU asset and lease obligation based upon the present value of future minimum lease payments. The Business' incremental borrowing rate is estimated based on risk-free discount rate for the lease, determined using a period comparable with that of the lease term and in a similar economic environment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. The Business does not record leases on the combined balance sheet with a term of one year or less. The Business does not separate lease and non-lease components but rather account for each separate component as a single lease component for all underlying classes of assets. Where leases contain escalation clauses, rent abatements, or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Business applies them in the determination of straight-line operating lease cost over the lease term.

k. Legal and other contingencies:

The Company accounts for its contingent liabilities in accordance with ASC 450 "Contingencies". A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2021, the Company is not a party to any litigation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

l. Parent Company Investment

Parent company investment in the combined balance sheets represents Parent's historical investment in the Business, the accumulated net earnings/(loss) after taxes and the net effect of the transactions with and allocations from Mawson. See the Basis of Presentation section above and Note 10 – Related Party Transactions for additional information.

m.   Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of current expected credit losses (CECL) is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. ASU 2016-13 also eliminates the concept of "other-than-temporary" impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

In October 2020, the FASB issued Accounting Standards Update ("ASU") No. 2020-10, Codification Improvements. The guidance contains improvements to the Codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the Disclosure Section of the Codification. The guidance also contains Codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. The adoption did not have a material impact on the Business' combined financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, this was to increase transparency about assistance provided to businesses by a government, that has been accounted for by analogizing to a grant or contribution accounting model. ASU No. 2021-10 requires business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. The Business has adopted this and it did not have a material impact on the Business' combined financial statements.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following as of December 31, 2021:

	Plant and equipment	Computer equipment	Assets under Construction	Processing Machines	Data Centre Equipment	Low Cost Assets	Transformers and Substations	Total
Cost as of December 31, 2020	33,859	4,385	-	3,112,588	690,694	-	-	3,841,526
Additions	960,210	171,488	495,485	29,799,423	2,015,516	179,923	1,189,892	34,811,937
Accumulated depreciation	(32,604)	(18,168)	-	(6,723,594)	(562,374)	(179,923)	(1,996)	(7,518,659)
Closing balance as of December 31, 2021	961,465	157,705	495,485	26,188,417	2,143,836	-	1,187,896	31,134,804

NOTE 5: SECURITY DEPOSITS

The Business' security deposits consist of amounts paid by the Business to location providers in any event of default. The security deposits are refundable to the Business when location provider services cease or are cancelled. Security deposits are included in non-current assets on the combined balance sheet as such amounts are not expected to be refunded for at least twelve months after the December 31, 2021 reporting year. As at December 31, 2021, the Business had $975,556 in refundable security deposits.

NOTE 6: LEASES

As of December 31, 2021, the Parent owns 100% of the equity of Luna Squares, LLC which owns 100% of the assets part of the GA Sale. Luna Squares leases a 16.35-acre lot in Georgia from the Development Authority of Washington County. The lease term was originally for 1 acre from May 1, 2020, until April 30, 2023. An amendment to the lease and exercise of option to lease four additional acres was signed and in effect from February 23, 2021. A further amendment to the lease and exercise of option to lease was signed and in effect from August 24, 2021. The Lease Amendment covers an additional 11.35 acres of the property, bringing the total to 16.35 acres under the lease. It also includes 5, 3-year extension options bringing the total lease period to run until 2038.

The Business' Operating lease costs recognized in the Combined Statement of Operations and Comprehensive Loss within Selling, General & Administrative Expense in the year ended December 31, 2021 were $159,473.

Operating Lease commitments are as follows.

Fiscal Year

2022	$	298,345
2023		285,568
2024		280,558
2025		280,558
2026		210,419
Total undiscounted lease obligations		1,355,448
Less imputed interest		(225,431)
Total present value of lease liabilities		1,130,017
Less current portion of lease liabilities		(219,217)
Non-current lease liabilities		910,800

		December 31
Operating cash flows from operating leases		**2021**
	$	130,000
Weighted-average remaining lease term – operating leases (years)		4.60
Weighted-average discount rate – operating leases (%)		7.90%

NOTE 7: TRADE AND OTHER PAYABLES

	December 31
	2021
Trade payables	439,490
Accrued expenses	1,486,200
Other	124,641
	2,050,331

NOTE 8: LONG-TERM BORROWINGS

Paycheck protection program ("PPP") loan

During 2020, the Business was granted a PPP loan in the amount of $14,000. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. In connection with the PPP loan, the Business issued a promissory note, in the principal amount of $14,000. The loan matures in 2022 and bears interest at a rate of 1.0% per annum, payable monthly which commenced May 21, 2021. The note may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, benefits, rent, utilities and interest on other debt obligations incurred prior to February 15, 2020. The Business used the entire amount for such qualifying expenses.

NOTE 9:   COMMITMENTS AND CONTINGENCIES

All commitments are held by the parent entity until such a time assets are allocated to a subsidiary. As at December 31, 2021 there were no commitments relating to the Business.

NOTE 10:   RELATED PARTY TRANSACTIONS

Historically the Business has been managed and operated in the ordinary course of business with other affiliates of Mawson, prior to and subsequent to the GA Sale. As a result of the GA Sale, certain transactions have been allocated to the Business for the purpose of these Combined Financial Statements and reflected herein.

Related Party Purchases and Sales

During the historical period presented, the Business provided computing power to Mawson and its affiliates, which generated rewards through Mawson's contract with its pool operators. These rewards are directly attributable to the Business and have been recognized in accordance with the Business' accounting policy along with any corresponding costs. Revenue earned by the Parent through computing power provided by the Business are specifically identifiable to the Business. Sales in the Combined Statement of Operations include sales related to Cryptocurrency mining revenue to Mawson and its affiliates of $15,681,260, for the year ended December 31, 2021. An allocation of $15,681,260 for cryptocurrency mining revenue and $3,029,942 for hosting co-location revenue earned by Mawson has been allocated to the Combined Statement of Operations based on the Business' proportion of computer processing power (i.e. 557.832 petahash generated) during the period-ended June 30, 2022, which represented 41.59% of Mawson Georgia site computer processing power (i.e. 1,341.255 petahash generated) during this period.

Allocated Centralized Costs

Mawson incurred significant corporate costs for services provided to the Business and other Mawson affiliates. As such, a portion of Mawson's total corporate expenses have been allocated to the Business for services from Mawson. These expenses include the cost of corporate functions and resources provided by or administered by Mawson including, but not limited to, executive management, finance, accounting, legal, human resources, sales expenses and the related benefit costs associated with such functions, such as stock-based compensation. The costs associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions.

Allocations are based on a number of utilization measures including terahash and proportionate usage. In the opinion of management of the Parent and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during 2021. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgement, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

The total of allocated service and general corporate expenses for the year ended December 31, 2021 were $11,419,106, the components of this were; selling, general and administrative of $6,416,854; depreciation and amortization expense $4,673,532; and loss on write-off property, plant and equipment was $328,720, in the Combined Statements of Operations.

Net Transfers to and From Mawson

	Dec-31
	2021
General financing activities	13,875,531
Corporate allocations	(8,376,743)
Stock-based compensation expense	(3,042,363)
Property and equipment transferred from Parent	28,332,253
Total net transfers from Parent	**30,788,678**

NOTE 10: SUBSEQUENT EVENTS

The Business evaluated other events and transactions occurring subsequent to December 31, 2021 through to September 24 2022 that the Combined Financial Statements were available to be issued and concluded, that there were no other subsequent events that required recognition or disclosure.